UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Butler, Samuel C.

   Cravath, Swaine & Moore
   825 Eighth Avenue - Worldwide Plaza
   New York, New York  10019
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 16, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |2,000 (1)          |D     |                           |
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Common Stock               |      |    | |                  |   |           |325 (2)            |I     |By Wife                    |
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Common Stock               |      |    | |                  |   |           |4,426              |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option (3)            |37.50   |     |    | |           |   |7-28-|1-28-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |94   |04   |            |       |       |            |   |            |
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Option (3)            |33.00   |     |    | |           |   |7-27-|1-27-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |   |            |
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Option (3)            |43.125  |     |    | |           |   |7-31-|1-31-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |   |            |
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Option (3)            |52.75   |     |    | |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |98   |08   |            |       |       |            |   |            |
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Option (4)            |46.76   |     |    | |           |   |7-31-|2-29-|Common Stock|2,500  |       |2,500       |D  |            |
                      |        |     |    | |           |   |02   |12   |            |       |       |            |   |            |
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Common Stock Units (5)|1-for-1 |12-16|J   |V|530        |A  |     |     |Common Stock|530    |$29.760|66,023      |D  |            |
                      |        |-02  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule 16b-3.
2. Owned by wife.  I hereby disclaim beneficial  ownership of these shares.
3. Stock options (represents a right to buy Ashland Common Stock) under Ashland's Deferred Compensation Plan for Non-Employee Directors. The stock option includes a tax withholding feature pursuant to the
plan.
4. Stock options (represents a right to buy Ashland Common Stock) under Ashland's Amended and Restated Incentive Plan. The stock option includes a tax withholding feature pursuant to the plan.
5. Common Stock Units acquired pursuant to Ashland's Deferred Compensation Plan for Non-Employee Directors as of 12-16-02, payable in cash or stock upon termination of service and exempt
under Rule 16b-3.   (One (1) Common Stock Unit in the  Deferred Compensation
Plan for Non-Employee Directors is the equivalent of one (1) share of Ashland Common Stock)
SIGNATURE OF REPORTING PERSON
Amelia A. McCarty Attorney-in-Fact
DATE
December 16, 2002